VIA EDGAR

February 25, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Irene Paik
Erin Jaskot

Re:	Kaleido Biosciences, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-229204

Requested Date:    February 27, 2019

Requested Time:    4:00 p.m. Eastern Standard Time

Dear Ms. Paik and Ms. Jaskot:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Kaleido Biosciences, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 27, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Laurie A. Burlingame at (617) 570-1879. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Laurie A. Burlingame, by facsimile to (617) 321-4398.

If you have any questions regarding this request, please contact Laurie A. Burlingame of Goodwin Procter LLP at (617) 570-1879.

Sincerely, KALEIDO BIOSCIENCES, INC.

/s/ Alison M. Lawton
Alison M. Lawton Chief Executive Officer

cc:	Joshua Brumm, Chief Financial Officer, Kaleido Biosciences, Inc.
Kingsley L. Taft, Esq., Goodwin Procter LLP

Laurie A. Burlingame, Esq., Goodwin Procter LLP